EXHIBIT 99.1

Cronos Group Inc. Appoints Lead Director, Engages Investor Relations Agency and Grants Options

TORONTO, May 18, 2018 /CNW/ - Cronos Group Inc. (NASDAQ, TSX-V: CRON) ("Cronos Group" or the "Company"), a geographically diversified and vertically integrated cannabis group, announced today it has appointed Jim Rudyk as lead director and has entered into an engagement agreement to retain Athena Advisors LLC ("Athena Advisors") as its agency of record for investor relations and corporate communications.

"Since joining the board, Jim has been an integral part of our success and we are excited for his continued leadership and contribution," said Mike Gorenstein, CEO of Cronos Group. "We are also very pleased to have engaged a seasoned professional to cultivate our corporate messaging and present Cronos' story to a broad audience in an effective manner."

Athena Advisors is based in New York City and was founded by Anna Shlimak who spent more than 6 years at the New York Stock Exchange, where she was responsible for communication and relationship development with investors and sell side analysts. Most recently, Shlimak was the Head of Investor Relations at Quest Partners LLC, a research driven alternative investment firm comprising more than US$1.5 billion in assets. Shlimak was responsible for business development, investor reporting, marketing and communication initiatives. She received a MBA from Columbia Business School and holds a Bachelor of Science in Economics from The Wharton School at the University of Pennsylvania. Apart from than the provision of investor relations and corporate communication advisory services, Athena Advisors has no other relationship or interest in the Company (other than any stock options issued as consideration for such services).

Athena Advisors will provide the Company with dedicated investor relations and corporate communications services for monthly fees of approximately $17,400 for an initial term of 3 years. In addition, the Company has granted stock options to subscribe to an aggregate of 200,000 common shares of the Company to Athena Advisors as consideration for the investor relations and corporate communications services which are subject to the Company's stock option plan with terms further described below.  The fees payable to Athena Advisors for its services are expected to be paid by the Company with available cash.

Company Grants Options

The Company has granted stock options to subscribe to an aggregate of 1,195,000 common shares of the Company for certain directors, officers, consultants (including Athena Advisors), and employees in accordance with the Company's stock option plan. The options are exercisable at a price of $7.57 per common share, which was the closing price of the Company's common shares on the TSX Venture Exchange on May 17, 2018. The options shall expire at the earlier of 180 days of the death, disability or incapacity of the holder, or five years after the date of issue. The grant of options is subject to the Company receiving all necessary and appropriate regulatory consents and approvals, if any, and to the Company's stock option plan.

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations:  Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. The Company has multiple international production and distribution platforms including in Germany, Israel and Australia. The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and develop disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release, include the Company's intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property and the sources of funds for payment of the fees payable to Athena Advisors. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

All references to "$" are to Canadian dollars unless otherwise specified.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Cronos Group Inc.

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%CIK: 0001656472

For further information: Mike Gorenstein, Chief Executive Officer, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:00e 18-MAY-18